UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN

PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⊠  Form 40-F □

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date:	November 8, 2023	By:	/s/ Justin Kenna
		Name:	Justin Kenna
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Press release dated November 8, 2023

2